EXHIBIT 21.1

One Horizon Group, Inc.

Subsidiaries of the Registrant

Entity Name	Place of Incorporation

123 Wish, Inc.	Delaware

Love Media House, Inc.	Florida

Browning Productions & Entertainment, Inc.	Florida

One Horizon Hong Kong, Ltd.	Hong Kong